SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934

Commission File Number       333-105923-01

Foundation Capital Partners II, LLLP
(Exact name of registrant as specified in its charter)

1430 Lelia Drive, Jackson, Mississippi 39216
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Guaranty of Series A, B, C and D Certificates of Indebtedness
issued by Foundation Capital Resources, Inc.
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d)
remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[X]
Rule 12h-3(b)(1)(i)	[X]

          Approximate number of holders of record as of the certification or notice date:   0

          Pursuant to the requirements of the Securities Exchange Act of 1934, Foundation Capital Partners II, LLLP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2004	By:	FOUNDATION CAPITAL RESOURCES, INC. General Partner and Successor by Merger

		By:	/s/ Bobby D. Ray
Bobby D. Ray Chief Financial Officer